Exhibit 99.2

FF304

Next Day Disclosure Return
(Equity issuer - changes in issued share capital and/or share buybacks)

Instrument:	Equity issuer	Status:	New Submission
Name of Issuer:	Zhihu Inc.		
Date Submitted:	14 November 2023		

Section I must be completed by a listed issuer where there has been a change in its issued share capital which is discloseable pursuant to rule 13.25A of the Main Board Rules (the "Main Board Listing Rules") / rule 17.27A of the GEM Rules (the "GEM Listing Rules") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Exchange")

Section I

1. Class of shares	WVR ordinary shares	Type of shares	A	Listed on SEHK *(Note 11)*	Yes
Stock code (if listed)	02390	Description			

Issues of shares *(Notes 6 and 7)*	No. of shares	Issued shares as a % of existing number of issued shares before relevant share issue *(Notes 4, 6 and 7)*	Issue price per share *(Notes 1 and 7)*	Closing market price per share of the immediately preceding business day *(Note 5)*	% discount(-)/ premium of issue price to market price *(Note 7)*
Opening balance as at *(Note 2)* 10 November 2023	294,646,061				
1). Repurchase of shares (or other securities) but not cancelled Date of changes 03 July 2023	89,291	0.0282 %			%
2). Repurchase of shares (or other securities) but not cancelled Date of changes 05 July 2023	61,550	0.0194 %			%
3). Repurchase of shares (or other securities) but not cancelled Date of changes 06 July 2023	209,124	0.066 %			%
4). Repurchase of shares (or other securities) but not cancelled Date of changes 07 July 2023	91,800	0.029 %			%

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FF304 Page 2 of 11 v 1.2.5 5). Repurchase of shares (or other securities) but not cancelled Date of changes 10 July 2023 93,500 0.0295% % 6). Repurchase of shares (or other securities) but not cancelled Date of changes 11 July 2023 91,700 0.0289% % 7). Repurchase of shares (or other securities) but not cancelled Date of changes 12 July 2023 89,800 0.0283% % 8). Repurchase of shares (or other securities) but not cancelled Date of changes 13 July 2023 86,500 0.0273% % 9). Repurchase of shares (or other securities) but not cancelled Date of changes 14 July 2023 88,500 0.0279% % 10). Repurchase of shares (or other securities) but not cancelled Date of changes 17 July 2023 88,850 0.028% % 11). Repurchase of shares (or other securities) but not cancelled Date of changes 18 July 2023 90,700 0.0286% % 12). Repurchase of shares (or other securities) but not cancelled Date of changes 19 July 2023 89,550 0.0283% % 13). Repurchase of shares (or other securities) but not cancelled Date of changes 20 July 2023 83,724 0.0264% % 14). Repurchase of shares (or other securities) but not cancelled Date of changes 21 July 2023 104,600 0.033% % 15). Repurchase of shares (or other securities) but not cancelled 94,100 0.0297% %

FF304 Page 3 of 11 v 1.2.5 Date of changes 24 July 2023 16). Repurchase of shares (or other securities) but not cancelled Date of changes 25 July 2023 89,650 0.0283% % 17). Repurchase of shares (or other securities) but not cancelled Date of changes 26 July 2023 76,235 0.0241% % 18). Repurchase of shares (or other securities) but not cancelled Date of changes 27 July 2023 90,300 0.0285% % 19). Repurchase of shares (or other securities) but not cancelled Date of changes 28 July 2023 87,251 0.0275% % 20). Repurchase of shares (or other securities) but not cancelled Date of changes 31 July 2023 22,100 0.0071% % 21). Repurchase of shares (or other securities) but not cancelled Date of changes 01 August 2023 83,350 0.0266% % 22). Repurchase of shares (or other securities) but not cancelled Date of changes 02 August 2023 90,300 0.0288% % 23). Repurchase of shares (or other securities) but not cancelled Date of changes 03 August 2023 88,500 0.0283% % 24). Repurchase of shares (or other securities) but not cancelled Date of changes 04 August 2023 87,250 0.0279% % 25). Repurchase of shares (or other securities) but not cancelled Date of changes 07 August 2023 87,600 0.028% %

FF304 Page 4 of 11 v 1.2.5 26). Repurchase of shares (or other securities) but not cancelled Date of changes 08 August 2023 86,694 0.0277% % 27). Repurchase of shares (or other securities) but not cancelled Date of changes 09 August 2023 89,600 0.0286% % 28). Repurchase of shares (or other securities) but not cancelled Date of changes 10 August 2023 88,150 0.0282% % 29). Repurchase of shares (or other securities) but not cancelled Date of changes 11 August 2023 152,590 0.0487% % 30). Repurchase of shares (or other securities) but not cancelled Date of changes 14 August 2023 92,850 0.0297% % 31). Repurchase of shares (or other securities) but not cancelled Date of changes 15 August 2023 107,985 0.0345% % 32). Repurchase of shares (or other securities) but not cancelled Date of changes 16 August 2023 98,392 0.0314% % 33). Repurchase of shares (or other securities) but not cancelled Date of changes 17 August 2023 91,000 0.0291% % 34). Repurchase of shares (or other securities) but not cancelled Date of changes 18 August 2023 221,099 0.0706% % 35). Repurchase of shares (or other securities) but not cancelled Date of changes 21 August 2023 94,500 0.0302% % 36). Repurchase of shares (or other securities) but not cancelled 219,215 0.07% %

FF304 Page 5 of 11 v 1.2.5 Date of changes 22 August 2023 37). Repurchase of shares (or other securities) but not cancelled Date of changes 23 August 2023 279,250 0.0892% % 38). Repurchase of shares (or other securities) but not cancelled Date of changes 24 August 2023 254,574 0.0813% % 39). Repurchase of shares (or other securities) but not cancelled Date of changes 20 September 2023 187,134 0.0598% % 40). Repurchase of shares (or other securities) but not cancelled Date of changes 21 September 2023 284,633 0.0909% % 41). Repurchase of shares (or other securities) but not cancelled Date of changes 22 September 2023 260,000 0.083% % 42). Repurchase of shares (or other securities) but not cancelled Date of changes 25 September 2023 290,000 0.0926% % 43). Repurchase of shares (or other securities) but not cancelled Date of changes 28 September 2023 236,413 0.0755% % 44). Repurchase of shares (or other securities) but not cancelled Date of changes 06 October 2023 78,648 0.0251% % 45). Repurchase of shares (or other securities) but not cancelled Date of changes 09 October 2023 86,799 0.0277% % 46). Repurchase of shares (or other securities) but not cancelled Date of changes 11 October 2023 2,434 0.0008% %

FF304 Page 6 of 11 v 1.2.5 47). Repurchase of shares (or other securities) but not cancelled Date of changes 12 October 2023 89,985 0.0287% % 48). Repurchase of shares (or other securities) but not cancelled Date of changes 13 October 2023 30,172 0.0096% % 49). Repurchase of shares (or other securities) but not cancelled Date of changes 16 October 2023 51,352 0.0164% % 50). Repurchase of shares (or other securities) but not cancelled Date of changes 17 October 2023 31,149 0.0099% % 51). Repurchase of shares (or other securities) but not cancelled Date of changes 18 October 2023 207,646 0.0663% % 52). Repurchase of shares (or other securities) but not cancelled Date of changes 19 October 2023 97,319 0.0311% % 53). Repurchase of shares (or other securities) but not cancelled Date of changes 20 October 2023 35,858 0.0115% % 54). Repurchase of shares (or other securities) but not cancelled Date of changes 23 October 2023 9,953 0.0032% % 55). Repurchase of shares (or other securities) but not cancelled Date of changes 26 October 2023 138,866 0.0444% % 56). Repurchase of shares (or other securities) but not cancelled Date of changes 27 October 2023 163,483 0.0522% % 57). Repurchase of shares (or other securities) but not cancelled 99,472 0.0318% %

FF304 Page 7 of 11 v 1.2.5 Date of changes 30 October 2023 58). Repurchase of shares (or other securities) but not cancelled Date of changes 31 October 2023 97,897 0.0313% % 59). Repurchase of shares (or other securities) but not cancelled Date of changes 01 November 2023 110,762 0.0354% % 60). Repurchase of shares (or other securities) but not cancelled Date of changes 02 November 2023 100,504 0.0321% % 61). Repurchase of shares (or other securities) but not cancelled Date of changes 03 November 2023 48,561 0.0155% % 62). Repurchase of shares (or other securities) but not cancelled Date of changes 06 November 2023 110,508 0.0353% % 63). Repurchase of shares (or other securities) but not cancelled Date of changes 07 November 2023 66,800 0.0213% % 64). Repurchase of shares (or other securities) but not cancelled Date of changes 08 November 2023 129,970 0.0415% % 65). Repurchase of shares (or other securities) but not cancelled Date of changes 09 November 2023 28,650 0.0092% % 66). Repurchase of shares (or other securities) but not cancelled Date of changes 10 November 2023 151,478 0.0484% % 67). Repurchase of shares (or other securities) but not cancelled Date of changes 13 November 2023 242,500 0.0774% %

FF304 Page 8 of 11 v 1.2.5 Closing balance as at (Note 8) 13 November 2023 294,646,061

FF304 Page 9 of 11 v 1.2.5 The above repurchases of American depository shares were conducted on the New York Stock Exchange in the U.S. time of the relevant dates of changes Notes to Section I: 1. Where shares have been issued at more than one issue price per share, a weighted average issue price per share should be given. 2. Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to Main Board Rule 13.25A / GEM Rule 17.27A or Monthly Return pursuant to Main Board Rule 13.25B / GEM Rule 17.27B, whichever is the later. 3. Please set out all changes in issued share capital requiring disclosure pursuant to Main Board Rule 13.25A / GEM Rule 17.27A together with the relevant dates of issue. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories. 4. The percentage change in the number of issued shares of listed issuer is to be calculated by reference to the listed issuer's total number of shares in issue (excluding for such purpose any shares repurchased or redeemed but not yet cancelled) as it was immediately before the earliest relevant event which has not been disclosed in a Monthly Return or Next Day Disclosure Return. 5. Where trading in the shares of the listed issuer has been suspended, “closing market price per share of the immediately preceding business day” should be construed as “closing market price per share of the business day on which the shares were last traded”. 6. In the context of a repurchase of shares: ■ “issues of shares” should be construed as “repurchases of shares”; and ■ “issued shares as a % of existing number of shares before relevant share issue” should be construed as “repurchased shares as a % of existing number of shares before relevant share repurchase”. 7. In the context of a redemption of shares: ■ “issues of shares” should be construed as “redemptions of shares”; ■ “issued shares as a % of existing number of shares before relevant share issue” should be construed as “redeemed shares as a % of existing number of shares before relevant share redemption”; and ■ “issue price per share” should be construed as “redemption price per share”. 8. The closing balance date is the date of the last relevant event being disclosed. 9. Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. 10. “Identical” means in this context: ■ the securities are of the same nominal value with the same amount called up or paid up; ■ they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and ■ they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

FF304 Page 10 of 11 v 1.2.5 11. SEHK refers to Stock Exchange of Hong Kong.

FF304

Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under Main Board Rule 10.06(4)(a) / GEM Rule 13.13(1).

The issuer has Purchase report or additional information for issuer whose primary listing is on the Exchange

Section II

1. Class of shares	WVR ordinary shares	Type of shares	A	Listed on SEHK (Note)	Yes
Stock code (if listed)	02390	Description			

A. Purchase report

Trading date	Number of securities purchased	Method of purchase *(Note)*	Price per share or highest price paid $	Lowest price paid $	Total paid $
1). 13 November 2023	242,500	On another stock exchange New York Stock Exchange	USD 2.04	USD 2.02	USD 494,179
Total number of securities purchased	242,500			Total paid $	USD 494,179

B. Additional information for issuer whose primary listing is on the Exchange

1). Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) ____________

2). % of number of shares in issue at time ordinary resolution passed acquired on the Exchange since date of resolution ((a) x 100)/ Number of shares in issue ____________ %

We hereby confirm that the repurchases set out in A above which were made on the Exchange were made in accordance with the Main Board Listing Rules and that there have been no material changes to the particulars contained in the Explanatory Statement dated 2 June 2023 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Note to Section II: Please state whether on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

Submitted by: Henry Dachuan SHA
(Name)

Title: Director
(Director, Secretary or other Duly Authorised Officer)

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